UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inari Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45332Y109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45332Y109

1.	Name of Reporting Person: Donald B. Milder
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 244,203
	6.	Shared Voting Power: 3,892,614
	7.	Sole Dispositive Power: 244,203
	8.	Shared Dispositive Power: 3,892,614

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,136,817
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 8.2%
12.	Type of Reporting Person: IN

Item 1.	(a) Name of Issuer:

Inari Medical, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

6001 Oak Canyon, Suite 100

Irvine, CA 92618.

Item 2.	(a) Name of Person Filing:

This statement is filed on behalf of Donald B. Milder (the “Reporting Person”)

(b)	Address or Principal Business Office or, if none, Residence:

The business address of the Reporting Person is c/o Inari Medical, Inc., 6001 Oak Canyon, Suite 100 Irvine, CA 92618.

(c)	Citizenship or Place of Organization:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

45332Y109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The ownership information below represents beneficial ownership of shares of Common Stock as of December 31, 2021, based upon 50,204,758 shares of Common Stock outstanding as of November 5, 2021 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(a) Amount beneficially owned:

Consists of (i) 244,203 shares of Common Stock held directly by the Reporting Person and (ii) 3,892,614 shares of Common Stock held directly by Milder Community Property Trust, whereby the Reporting Person is the trustee and the Reporting Person shares the power to vote and dispose of the shares of Common Stock with his spouse.

(b) Percent of class: 8.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 244,203

(ii) Shared power to vote or direct the vote: 3,892,614

(iii) Sole power to dispose or to direct the disposition of: 244,203

(iv) Shared power to dispose or to direct the disposition of: 3,892,614

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2022	/s/ Donald B. Milder
Donald B. Milder